

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Via E-mail
Brian Altounian
Chief Executive Officer
Wowio, Inc.
6310 San Vicente Boulevard, Suite 240
Los Angeles, CA 90048

>   **Re: Wowio, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 8, 2013**
>   **File No. 333-184529**

Dear Mr. Altounian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and related disclosures through the year ended December 31, 2012.

Our Company, page 4

2. The disclosure added in response to comment 5 from our letter dated November 15, 2012 describes generally the type of eBooks that may be offered to consumers at no or substantially reduced costs, but does not quantify the percentage of the 200,000 eBooks available for free or at reduced prices. Please revise to quantify.

The Offering, page 6

3. Please disclose the percentage of currently outstanding shares held by non-affiliates that the number of shares being registered represents. In your response letter, tell us how you arrived at the number of shares held by non-affiliates.

Risk Factors, page 7

Our substantial indebtedness could adversely affect our financial condition…, page 8

4. Please disclose that you are in default on your debt and the consequences of being in default.

We have significant royalty payment obligations related to various acquisition agreements…, page 8

5. To provide context, please quantify the amount of purchase price consideration owed for each acquisition.

We are an "emerging growth company" under the JOBS Act of 2012…, page 13

6. We note your revised disclosure in response to comment 13 from our letter dated November 15, 2012. The additional disclosure is confusing. For example, the addition of "or smaller reporting companies" to the first sentence of the risk factor makes it appear that the exemptions you reference are not available to smaller reporting companies when they are. It is also not clear what requirement you are referencing in the clause you added to the third sentence of the risk factor. Please revise your disclosure so that it is clear that some of the exemptions are already available to you as a smaller reporting company.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 20

Overview, page 20

7. Per comment 15 from our letter dated November 15, 2012, discuss how contingency royalty payments will affect your enjoyment of revenues and your ability to become profitable. For example, disclose the amount of revenues you paid for contingency royalty payments in fiscal year 2011 and 2012.

8. The disclosure added in response to comment 24 from our letter dated November 15, 2012 suggests that you receive only 10% of the proceeds from sales of third party eBooks that are not part of an advertising campaign and that this amount is for credit card processing fees. Please disclose this information within the Overview section and discuss how the limited proceeds you receive from these types of sales impacts your ability to

scale revenues and profitably offer eBooks that are not attached to advertising campaigns. Explain how the economics of eBook sales generally differ from revenues generated via sponsored eBooks, via publishing and via website advertisements.

9. Please clarify in the third paragraph that you <u>intend</u> for 50% of the content from Carthay to be original material created by the company and 50% from third parties. Make similar revisions to the fourth paragraph on page 31.

Results of Operations, page 26

10. Please revise to correct the second to last paragraph in your discussion of fiscal 2011 and 2010 results of operations. We note that other expenses decreased in fiscal 2011 resulting in income.

11. We note the revisions made in response to comments 17 and 18 from our letter dated November 15, 2012. Please further revise your disclosure to adequately explain significant financial line item changes where appropriate. For example, we note that you generated only $535 in revenues from the sale of eBooks during the three months ended September 30, 2012, but generated $24,681 in sales during the nine month period ended September 30, 2012. Your disclosure should fully explain this type of significant variance. As another example, you should explain the significant increase in consulting and professional fees during the three month period ended September 30, 2012, beyond the statement "which was due to more efficient and cost effective promotion strategy." Please consider these examples when you update your disclosure through the fiscal year ended December 31, 2013.

12. Please tell us why the $4,701 in uncategorized income earned during the three months ended September 30, 2011 is not accounted for as a part of the $32,458 in sales earned during fiscal year 2011.

Liquidity and Capital Resources, page 27

13. Please disclose your total outstanding debt. While you have disclosed the material terms of your revolving loan, please also disclose the amount and material terms of your other outstanding debt, including your convertible promissory notes and related party loans. Discuss whether you are in default on any of your other debt or have amended or extended any of your other debt. In this regard, we note disclosure on page 60 that you have issued shares to holders of your convertible notes in return for the noteholders' agreements to extend the maturity of the notes.

Revolving Loan, page 29

14. We note that additional drawdowns of the revolving loan would require TCA's agreement and an extension of the revolving loan term. We further note that under the

revolving loan agreement equity issuances require approval by TCA. Please disclose whether you have received assurances from TCA regarding these matters.

15. You disclose that as of September 30, 2012, you were not in compliance will all covenants associated with the revolving loan. Please identify the covenants and disclose whether you have received a waiver from TCA for noncompliance. Disclose the likelihood that you will be able to meet all the required covenants during the rest of the six month term of the loan.

Business, page 31

eBook Transactions, page 35

16. Please clarify whether eBook sponsorship ad campaigns are ads inserted into eBooks using your patented technology or advertising related to the eBooks on your website.

Directors, Executive Officers and Corporate Governance, page 39

17. You disclose that Mr. Altounian currently serves as director and Chief Executive Officer of Alliance Acquisition. Please disclose the business of Alliance Acquisition. Also discuss the amount of time Mr. Altounian devotes to Alliance Acquisition versus the time he devotes to the company.

Executive Compensation, page 41

18. Please update the summary compensation table and related disclosures through fiscal 2012. In addition, please provide the tabular disclosure required by Regulation S-K Item 402(r)(1).

Certain Relationships And Related Transactions, page 44

19. Further revise this section in accordance with comment 38 from our letter dated November 15, 2012 to provide disclosure of the royalty payments made to Platinum Studios, Inc. We note that Mr. Altounian was a senior officer of Platinum prior to his resignation in May of 2011. In addition revise as appropriate to account for the $144,215 balance of notes payable to related parties as of September 30, 2012.

20. Please file the consulting agreement with Alliance Acquisitions, Inc. as an exhibit. In addition, we note that Alliance Acquisitions holds approximately 6.8% of your common stock. Please discuss the transaction(s) pursuant to which Alliance Acquisitions acquired the company's shares.

Security Ownership Of Certain Beneficial Owners And Management, page 49

21. We note the revisions made in response to comment 39 from our letter dated November 15, 2012. Please add an additional column which reflects the total voting interest of each shareholder without giving effect to conversion of the preferred shares. For example, for Mr. Altounian this column should reflect the 165,000,000 vote equivalent from his preferred shareholdings plus the 65,467,918 votes from his common shareholdings divided by the total voting power of all outstanding preferred and common shares.

22. We note from footnote 9 to the table that Mr. Altounian has shared voting and dispositive power over the shares held by Alliance Acquisitions. Therefore, please include those shares in Mr. Altounian's beneficial ownership amounts. Also disclose in footnote 9 the other person or persons who share the voting or dispositive power over the shares held by Alliance Acquisitions.

Financial Statements

4. Acquisitions, page F-16

23. We reiterate comment 41 of our letter dated November 15, 2012.   Addressing Rule 405 of Regulation C, describe for us your consideration of whether Mr. Altounian and Platinum Studios were predecessors of the Registrant, WOWIO, Inc., *as defined by Rule 405 of Regulation C*.   Explain to us your consideration of whether or not the non-monetary assets received in these transactions should have been initially recorded at *predecessor's historical cost basis*. We note that Brian Altounian was President, Chief Operating Officer and a principal shareholder of Platinum Studios, Inc. at the time of your acquisition of Wowio Penn from Platinum Studios, Inc., in 2009. Explain for us Mr. Altounian's relationships with Platinum Studios and affiliates.   Give us an analysis of Mr. Altounian's ownership of Platinum Studios illustrating how Mr. Altounian came to own 5.6% of Platinum's outstanding shares on June 30, 2009 after the WOWIO Texas – Platinum asset purchase agreement was entered into on June 29, 2009.

24. Further we note that your response to comment 41 of our letter dated November 15, 2012 addresses the common control *examples* of ASC 805-50-15-6. Addressing the *control definition* and *guidance* of ASC 805-20-20 and 810-10-15-8 describe for us your consideration about whether the parties to the acquisitions of Wowio Penn and Drunk Duck were under common control at the time these businesses were acquired.

25. We reiterate comment 42 of our letter dated November 15, 2012. We note from the last paragraph of page 5 of Platinum Studios' December 31, 2009 Form 10-K that Platinum Studios had put WOWIO in a "maintenance mode" during the twelve months WOWIO was owned by Platinum because WOWIO was unable to pay publishers' royalties at that time. We also note that you currently pay insignificant royalties. Addressing these facts and circumstances tell us the factors and assumptions your net present value calculations

relied upon for your determination of the recorded fair value of your royalty obligations entered into as consideration for the acquisitions of Wowio Penn, Drunk Duck, and Spacedog Entertainment.

5. Intangible Assets, page F-21

26. We note that your response to comment 43 of our letter dated November 15, 2012 explains the asset valuation firm of, Sanli Pastore & Hill provided you with an analysis indicating the lower end of the range of value for this patent exceeded $150,000,000. Nonetheless the initial recorded fair value of this patent was $2,468,951. Tell us why and how you discounted the asset valuation prepared for you by Sanli Pastore & Hill. Indicate when the Sanli Pastore valuation was prepared and upon what assumptions it was based. We continue to note that you have earned little or no royalties to date from the patent you acquired from Wowio Penn in June 2009. Neither have you sold or offered it for sale to third parties. Tell us how you determined the initial recorded $2,468,951 fair value of this asset. Describe for us the revenue expectations for this patent at that time. Tell us why you currently expect the carrying value of this asset to be recoverable.

8. Derivative Liabilities, page F-27

27. Your response to comment 45 of our letter dated November 15, 2012 focuses on the materiality of the income statement impact of the correction of the error in your accounting for derivatives through June 30, 2012. Please update and expand your response. Explain to us why you believe that impact of the correction of this error would be immaterial through your most recent results of operations. Tell us how you determined whether the correction of these errors were material to each historical balance sheet in accordance with the guidance of SAB 99 and 108.

Development Stage Enterprise, page F-43

28. Please revise to include a statement of shareholder equity as required by ASC 915-215-45-1.

Item 16. Exhibits, page 61

29. Please have counsel revise its opinion to remove the term "also" from the second sentence and correct the figure provided for the shares underlying warrants. In addition, please have counsel revise numbered paragraph one of its opinion to reflect that the shares that are already issued are validly issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 available on our website at: http://www.sec.gov/interps/legal/cfslb19.htm.

Brian Altounian
Wowio, Inc.
February 15, 2013
Page 7

    30. Please revise to file form(s) of warrant and senior promissory note agreements that include all the material terms, including exercise price, conversion price and interest rate, as applicable.

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director

cc: <u>Via E-mail to</u>
         Peter Hogan, Esq.
         Richardson & Patel LLP